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SEC FILE NUMBER
8 - 48044

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2007 (MM/DD/YY) AND ENDING 9/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dome Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Park Avenue, Suite 500
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Joseph — (212) 371-5935
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED

DEC 10 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Gregory Joseph, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dome Securities Corp., as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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No. 01AU6004731
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Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOME SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2008

DOME SECURITIES CORP.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dome Securities Corp.

We have audited the accompanying statement of financial condition of Dome Securities Corp. (the "Company") as of September 30, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dome Securities Corp. as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
November 13, 2008

DOME SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

September 30, 2008

ASSETS		
Cash and cash equivalent	$	1,975
Receivable from clearing broker		180,616
Commissions receivable		464,981
Securities owned, at market		346,938
Prepaid expenses and other assets		119,782
	$	1,114,292
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	$	15,000
Income taxes payable		4,379
Deferred income tax liability		279,852
Total liabilities		299,231
Stockholders' equity		
Common stock, $.01 par value, authorized 1,000 shares, issued and outstanding 201 shares		2
Capital in excess of par value		10,048
Retained earnings		805,011
Total stockholders' equity		815,061
	$	1,114,292

See accompanying notes to financial statements.

DOME SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Dome Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Agency, Inc. ("FINRA"). The Company's operations are primarily comprised of securities transactions on an agency basis. The Company also earns fees from market advisory services. Revenues are earned from a limited number of customers.

2. Summary of significant accounting policies

Cash and Cash Equivalent

The Company considers a money market account with an original maturity of three months or less to be a cash equivalent.

Securities Owned, at market

All securities owned are valued at market and unrealized gains and losses are reflected in revenues. Currently, the Company owns a government bond.

Furniture and Fixtures

Furniture and fixtures are stated at cost less accumulated depreciation. The Company provides for depreciation using a declining-balance method over an estimated useful life of seven years. Furniture and fixtures are fully depreciated.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade date basis. Fee revenues are recognized ratably over the term of the related contracts.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount considered more likely than not to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DOME SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

3. Summary of significant accounting policies (continued)

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants and requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique and/or the risks inherent in the inputs to the model if market participants would also include such an adjustment. SFAS No. 157 also expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP No. 157-2"). FSP No. 157-2 delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those which are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. The Company will adopt the effective provisions of SFAS No. 157 for its fiscal year ended September 30, 2009. We do not expect SFAS 157 to have a material impact on our financial condition, operations, or cash flows.

4. Related party administrative services agreement

The Company is obligated to Dome Capital Management, Inc., under an administrative services agreement which will automatically be renewed for successive terms of twelve months each, unless terminated by written notice. The agreement provides the Company with the non-exclusive right to use office space and all office fixtures and equipment suitable and customary for the conduct of its activities and certain operating expenses. Administrative services expense was $94,500 for the year ended September 30, 2008.

5. Income taxes

The current income tax expense included in the statement of operations consists of approximately $42,000 of federal, state and local taxes, and deferred income tax expense (non-cash income tax provision) is approximately $201,000.

The temporary differences which give rise to deferred income taxes result primarily from income tax reporting on the cash basis of accounting as shown in the following table:

	2008
Receivable from clearing broker	$ (71,000)
Commissions receivable	(183,000)
Prepaid expenses	(45,000)
Accounts payable	19,000
	$ (280,000)

6. Net capital requirements

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2008, the Company's net capital was approximately $394,000 which was approximately $386,000 in excess of its minimum net capital requirement of $8,000.

7. Off-balance sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

In addition, the receivable from the clearing broker and the clearing deposit are pursuant to this clearance agreement.

All of the commission income for the year ended September 30, 2008 was earned from two customers. Commissions receivable on the Statement of Financial Condition relates to one of the customers.

END